Exhibit 1

PRESS RELEASE

Company Contacts		IR Agency Contact

Niran Baruch,	Shirley Nakar,	Philip Carlson/Elizabeth Barker
VP Finance & Chief Financial Officer	Director, Investor Relations	KCSA Strategic Communications
AudioCodes	AudioCodes	Tel: +1-212-896-1233
Tel: +972-3-976-4000	Tel: +972-3-976-4000	audc@kcsa.com
niran.baruch@audiocodes.com	shirley@audiocodes.com

AudioCodes Reports Third Quarter 2017 Results

Lod, Israel – October 25, 2017 -

Third Quarter Highlights:

•	Quarterly revenues increased by 5.4% year-over-year to $39.2 million;
•	Quarterly service revenues increased by 12.4% year-over-year to $12.7 million;
•	Quarterly UC-SIP revenues increased more than 15% year-over-year;
•	Quarterly GAAP gross margin was 62.8%; quarterly Non-GAAP gross margin was 63.2%;
•	Quarterly GAAP operating margin was 6.6%; quarterly Non-GAAP operating margin was 8.8%;
•	Quarterly cash flow from operating activities was $6.2 million;
•	Quarterly GAAP net income was $1.0 million, or $0.03 per diluted share, compared to $971,000, or $0.03 per diluted share, in the prior year period;
•	Quarterly Non-GAAP net income was $3.4 million, or $0.10 per diluted share, compared to $2.9 million, or $0.08 per diluted share, in the prior year period; and
•	AudioCodes repurchased 940,000 of its ordinary shares during the quarter at an aggregate cost of $6.4 million.

AudioCodes Reports Third Quarter 2017 Results	Page 1 of 9

Details:

AudioCodes (Nasdaq: AUDC), a leading provider of voice networking solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced financial results for the third quarter ended September 30, 2017.

Revenues for the third quarter of 2017 were $39.2 million, compared to $38.7 million for the second quarter of 2017 and $37.2 million for the third quarter of 2016.

Net income was $1.0 million, or $0.03 per diluted share, for the third quarter of 2017, compared to $971,000, or $0.03 per diluted share, for the third quarter of 2016.

On a Non-GAAP basis, the Company reported quarterly net income of $3.4 million, or $0.10 per diluted share, compared to $2.9 million, or $0.08 per diluted share, in the third quarter of 2016.

Non-GAAP net income excludes: (i) stock-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Active Communications Europe; and (iv) non-cash deferred tax benefit or expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities for the third quarter of 2017 totaled $6.2 million. Cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities were $60.1 million as of September 30, 2017, compared to $65.1 million as of September 30, 2016. The decrease in cash and cash equivalents, long and short-term bank deposits and long and short-term marketable securities was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program.

“We are pleased to report strong financial results for the third quarter of 2017,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “As demonstrated over the past 5 years, we continued to execute on our UC-SIP strategic plan, and grew sales of UC-SIP solutions, products and services in the third quarter by more than 15% compared to the year ago quarter. We believe we are now on track to deliver about 15% annual growth for the UC-SIP business which is expected to reach $100 million of annual revenues by 2020. Our performance continues to rely primarily on collaboration with our application and system integration partners worldwide, as well as through winning enterprise voice deployments and service provider network transformation projects on a global basis.

“Along with our higher sales, we continued to improve the efficiency of our operations. We increased gross margin to a record 63.2%, grew quarterly operating margin to a record 8.8% and had quarterly net income of $3.4 million, an 18% increase over the year ago quarter. We are now expecting to deliver about 25% growth in net income for 2017 compared to 2016. At the same time, we continued to invest in our new intelligent voice applications which we believe will start to contribute to improved revenues and profits in coming years. Finally, as in recent previous quarters, we continued to buy back shares to return value to our shareholders,” concluded Mr. Adlersberg.

AudioCodes Reports Third Quarter 2017 Results	Page 2 of 9

Share Buy Back Program

During the quarter ended September 30, 2017, AudioCodes acquired 940,000 of its ordinary shares under its share repurchase program for a total consideration of approximately $6.4 million. As of September 30, 2017, AudioCodes had acquired an aggregate of 14.5 million of its ordinary shares since August 2014 for an aggregate consideration of approximately $70.7 million.

In May 2017, AudioCodes received court approval in Israel to purchase up to an aggregate of $15 million of additional ordinary shares pursuant to its share repurchase program. As of September 30, 2017, $5.8 million remained available to the Company for repurchasing shares under this court approval. The current court approval for share repurchases expires on November 15, 2017.

On October 24, 2017, the Company’s Board of Directors approved filing a new application with the court in Israel requesting approval for an additional repurchase program for up to $20 million of Ordinary Shares. The Company expects to file a new application shortly and receive a decision from the court in the coming weeks.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company’s third quarter operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

AudioCodes Reports Third Quarter 2017 Results	Page 3 of 9

To download AudioCodes’ investor relations app, which offers access to its SEC filings, press releases, videos, audiocasts and more, please visit Apple's App Store for the iPhone and iPad or Google Play for Android mobile devices.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader, focused on converged VoIP and data communications, and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHDTM , relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2017 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

AudioCodes Reports Third Quarter 2017 Results	Page 4 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,040	$24,344
Short-term and restricted bank deposits	2,905	3,401
Short-term marketable securities and accrued interest	3,104	6,778
Trade receivables, net	24,597	25,448
Other receivables and prepaid expenses	5,207	3,377
Inventories	16,431	16,333

Total current assets	74,284	79,681

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$4,507	$5,407
Long-term marketable securities	27,552	29,540
Deferred tax assets	9,030	11,607
Severance pay funds	19,690	17,820

Total long-term assets	60,779	64,374

PROPERTY AND EQUIPMENT, NET	3,676	3,867

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	38,427	39,054

Total assets	$177,166	$186,976

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$2,507	$3,451
Trade payables	5,395	7,710
Other payables and accrued expenses	20,466	18,618
Deferred revenues	15,616	14,951

Total current liabilities	43,984	44,730

LONG-TERM LIABILITIES:
Accrued severance pay	$21,043	$18,941
Long-term bank loans	6,840	8,493
Deferred revenues and other liabilities	5,839	6,153

Total long-term liabilities	33,722	33,587

Total equity	99,460	108,659

Total liabilities and equity	$177,166	$186,976

AudioCodes Reports Third Quarter 2017 Results	Page 5 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Revenues:
Products	$79,450	$75,920	$26,522	$25,904
Services	35,871	31,891	12,686	11,282

Total revenues	115,321	107,811	39,208	37,186

Cost of revenues:
Products	35,241	34,896	11,909	12,042
Services	8,359	7,578	2,692	2,464

Total cost of revenues	43,600	42,474	14,601	14,506

Gross profit	71,721	65,337	24,607	22,680

Operating expenses:
Research and development, net	22,222	21,457	7,686	7,296
Selling and marketing	36,549	33,715	12,151	11,518
General and administrative	6,537	5,998	2,176	1,898

Total operating expenses	65,308	61,170	22,013	20,712

Operating income	6,413	4,167	2,594	1,968
Financial income (expenses), net	(6)	(33)	97	(7)

Income before taxes on income	6,407	4,134	2,691	1,961
Taxes on income, net	(3,049)	(2,664)	(1,642)	(990)

Net income	$3,358	$1,470	$1,049	$971

Basic net earnings per share	$0.11	$0.04	$0.03	$0.03

Diluted net earnings per share	$0.10	$0.04	$0.03	$0.03

Weighted average number of shares used in computing basic net earnings per share (in thousands)	31,500	35,913	30,918	33,975

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	32,534	36,419	31,959	34,615

AudioCodes Reports Third Quarter 2017 Results	Page 6 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
GAAP net income	$3,358	$1,470	$1,049	$971

GAAP net earnings per share	$0.10	$0.04	$0.03	$0.03

Cost of revenues:
Stock-based compensation (1)	59	87	17	32
Amortization expenses (2)	522	878	174	246
	581	965	191	278
Research and development, net:
Stock-based compensation (1)	278	346	97	118
Deferred payments expenses (3)	136	564	63	188
	414	910	160	306

Selling and marketing:
Stock-based compensation (1)	779	837	239	278
Amortization expenses (2)	90	90	30	30
	869	927	269	308
General and administrative:
Stock-based compensation (1)	565	554	219	194

Income taxes:
Deferred tax (4)	2,560	1,993	1,496	817

Non-GAAP net income	$8,347	$6,819	$3,384	$2,874
Non-GAAP diluted net earnings per share	$0.25	$0.19	$0.10	$0.08

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Netrake, Mailvision and Active Communications Europe assets.
(3)	Excluding expenses related to deferred payments in connection with the acquisition of Active Communications Europe.
(4)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Third Quarter 2017 Results	Page 7 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$3,358	$1,470	$1,049	$971
Adjustments required to reconcile net income to net cash provided by or used in operating activities:
Depreciation and amortization	1,859	2,262	599	712
Amortization of marketable securities premiums and accretion of discounts, net	475	677	146	187
Increase in accrued severance pay, net	232	583	284	103
Stock-based compensation expenses	1,681	1,824	572	622
Decrease (increase) in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	251	187	36	(43)
Decrease in long-term deferred tax assets, net	2,497	2,055	1,475	837
Decrease (increase) in trade receivables, net	851	(211)	960	(1,262)
Decrease (increase) in other receivables and prepaid expenses	(1,789)	(658)	2,398	(599)
Decrease (increase) in inventories	(98)	1,111	(488)	(642)
Increase (decrease) in trade payables	(2,315)	313	386	2,494
Increase (decrease) in other payables and accrued expenses	1,594	1,638	(63)	1,373
Increase (decrease) in deferred revenues	809	400	(1,160)	(1,319)

Net cash provided by operating activities	9,405	11,651	6,194	3,434

Cash flows from investing activities:
Proceeds from sale of marketable securities	-	12,429	-	-
Decrease in short-term deposits, net	496	1,729	161	13,508
Decrease in long-term bank deposits	900	477	300	150
Proceeds from redemption of marketable securities	5,350	900	4,500	-
Purchase of property and equipment	(1,041)	(1,189)	(395)	(367)
Net cash provided by investing activities	5,705	14,346	4,566	13,291

AudioCodes Reports Third Quarter 2017 Results	Page 8 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Cash flows from financing activities:
Purchase of treasury stock	(16,548)	(21,726)	(6,366)	(15,000)
Repayment of long-term bank loans	(2,878)	(4,275)	(953)	(1,296)
Consideration related to payment for acquisition of Mailvision	-	(233)	-	-
Proceeds from issuance of shares upon exercise of options and warrants	2,012	561	479	342

Net cash used in financing activities	(17,414)	(25,673)	(6,840)	(15,954)

Increase (decrease) in cash and cash equivalents	(2,304)	324	3,920	771
Cash and cash equivalents at the beginning of the period	24,344	18,908	18,120	18,461
Cash and cash equivalents at the end of the period	$22,040	$19,232	$22,040	$19,232

AudioCodes Reports Third Quarter 2017 Results	Page 9 of 9